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www. dechert.com

CHRISTOPHER D. CHRISTIAN

christopher.christian@dechert.com
+1 202 261 3321 Direct
+1 202 261 3333 Fax

January 30, 2007

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          ING Equity Trust (on behalf of ING Value Choice Fund)

File No. 811-08817

Ladies and Gentlemen:

Attached for filing via the EDGAR system is a registration statement on Form N-14 pursuant to Rule 488 under the Securities Act of 1933, as amended, for ING Equity Trust (“Registrant”).  This Form N-14 is being filed in connection with a reorganization in which ING Value Choice Fund, a series of the Registrant, will acquire all of the assets of ING MidCap Value Fund and ING SmallCap Value Fund, each a series of the Registrant, in exchange for shares of ING Value Choice Fund and the assumption by ING Value Choice Fund of the liabilities of ING MidCap Value Fund and ING SmallCap Value Fund.

No fees are required in connection with this filing.  Should you have any questions please feel free to contact the undersigned at 202.261.3321 or Jeffrey S. Puretz at 202.261.3358.

Sincerely,

/s/ Christopher D. Christian

Christopher D. Christian

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